SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOST HOTELS & RESORTS, L.P.

(Name of Subject Company (Issuer))

HOST HOTELS & RESORTS, L.P. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.625% Exchangeable Senior Debentures Due 2027

(Title of Class of Securities)

44107TAE6

(CUSIP Numbers of Class of Securities)

with copy to:

Elizabeth A. Abdoo, Esq.	Scott C. Herlihy, Esq.
Executive Vice President and General Counsel	Latham & Watkins LLP
Host Hotels & Resorts, L.P.	555 Eleventh Street, NW, Suite 1000
6903 Rockledge Drive, Suite 1500	Washington, DC 20005
Bethesda, Maryland 20817	Phone: (202) 637-2200
(240) 744-1000	Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$388,016,000	$44,466.63

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.625% Exchangeable Senior Debentures Due 2027, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 12, 2012, there was $388,016,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $388,016,000.
**	Previously paid.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third- Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Host Hotels & Resorts, L.P. (the “Company”) on March 15, 2012 (the “Schedule TO-I”), related to the Company’s 2.625% Exchangeable Senior Debentures due 2027 (the “Debentures”). This Amendment relates to the right of each holder (the “Holder”) of the Debentures, to sell, and the obligation of the Company to purchase, the Debentures, as set forth in the Company Repurchase Notice to Holders of 2.625% Exchangeable Senior Debentures due 2027, dated March 15, 2012 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company Notice and related notice materials are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on April 12, 2012. The Company has been advised by Bank of New York Mellon, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Debentures with an aggregate principal amount at maturity of approximately $386 million were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Debentures validly surrendered and not withdrawn. The purchase price for the Debentures pursuant to the Put Option was $1,000 in cash per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Debentures validly surrendered and not withdrawn prior to the expiration of the Put Option was approximately $386 million. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Put Option, approximately $2 million principal amount at maturity of the Debentures remains outstanding.

Items 1 through 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012	HOST HOTELS & RESORTS, L.P.

	By:	HOST HOTELS & RESORTS, INC. its General Partner

	By:	/s/ Brian G. Macnamara
Brian G. Macnamara
Senior Vice President and Corporate Controller

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Company Repurchase Notice to Holders of 2.625% Exchangeable Senior Debentures due 2027, dated March 15, 2012.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated March 15, 2012.

(b)*	Forty-first Supplemental Indenture, dated November 18, 2011, by and among Host Hotels & Resorts, L.P., the Subsidiary Guarantors named therein and The Bank of New York Mellon, as successor to HSBC Bank USA (formerly Marine Midland Bank), as trustee, to the Amended and Restated Indenture dated August 5, 1998 (incorporated by reference to exhibit 4.1 to Host Hotels & Resorts, Inc.’s and Host Hotels & Resorts, L.P.’s Current Report on Form 8-K dated November 18, 2011).

(d)(1)*	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Host Marriott Corporation Current Report on Form 8-K dated August 6, 1998).

(d)(2)*	Twenty-third Supplemental Indenture, dated as of March 23, 2007, by and among the Company, Host Hotels & Resorts, Inc., the Subsidiary Guarantors named therein and The Bank of New York, as successor to HSBC Bank USA (formerly Marine Midland Bank), as trustee, to the Amended and Restated Indenture dated August 5, 1998 relating to the 2.625% Exchangeable Senior Debentures due 2027 (incorporated by reference to Exhibit 4.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K, filed March 29, 2007).

(d)(3)*	Registration Rights Agreement, dated March 23, 2007, among the Company, Host Hotels & Resorts, Inc. and Goldman, Sachs & Co. and Banc of America Securities LLC, as representatives of the several Initial Purchasers named therein, related to the 2.625% Exchangeable Senior Debentures due 2027 (incorporated by reference to Exhibit 10.1 to Host Hotels & Resorts, Inc.’s Current Report on Form 8-K filed on March 29, 2007).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.